Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Six Months Ended
October 28, 2012
(In thousands)
Fixed Charges:
Interest expense*	$71,593
Capitalized interest	406
Interest component of rental expense	20,497
Total fixed charges	$92,496

Earnings:
Income from continuing operations before income taxes	$323,303
Add: Interest expense*	71,593
Add: Interest component of rental expense	20,497
Add: Amortization of capitalized interest	203
Earnings as adjusted	$415,596

Ratio of earnings to fixed charges	4.49

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.